EXHIBIT 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of the financial position and results of operations of International Royalty Corporation (the “Company” or “IRC”) has been prepared based on information available to the Company as of February 26, 2009 and should be read in conjunction with the Company’s consolidated financial statements and related notes thereto as of and for the year ended December 31, 2008.  All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company’s annual information form is available on SEDAR at www.sedar.com, or at the Company’s website at www.internationalroyalty.com.

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, and specifically include but are not limited to IRC’s expectations as to the production start dates for the Belahouro, Las Cruces and Pascua projects on which IRC has royalties.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, “believes” or variations of such words and phrases, or words that state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.

IRC’s forward-looking statements in this document regarding the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.

The forward-looking statements included in this document represent IRC’s views as of the date of this document and subsequent events and developments may cause IRC’s views to change. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.

SUMMARY OF FINANCIAL INFORMATION:

(in thousands of $, except per share data)	Year ended December 31,
	2008	2007	2006
Statement of Operations
Royalty revenues	$41,719	$49,857	$20,346
Earnings from operations	2,362	19,126	4,277
Net earnings	3,136	11,233	11,678
Basic earnings from operations per share	0.03	0.28	0.07
Diluted earnings from operations per share	0.03	0.27	0.07
Basic and diluted net earnings per share	0.04	0.16	0.20

Statement of Cash Flows
Cash provided by operating activities	22,338	23,025	3,940
Basic and diluted cash dividend per share	0.035	0.03	-

	December 31,
	2008	2007	2006
Balance Sheet
Total assets	376,570	384,482	262,731
Total long-term liabilities	65,618	72,247	86,176
Shareholders’ equity	297,280	295,679	174,483

FINANCIAL PERFORMANCE

Financial overview

Revenue recognized from the 2.7% Net Smelter Return (“NSR”) on the Voisey’s Bay nickel, copper and cobalt mine was $38.2 million in 2008 and $47.7 million in 2007.  In addition, on June 12, 2006, the Company acquired the Western Australia royalty, which included the already operating Southern Cross mine and the newly commissioned Gwalia Deeps mine.  In September 2008, the Company acquired a royalty on the operating Skyline thermal coal mine.  Also in September 2008, the Avebury nickel mine began operations; however, as of December 31, 2008, the operator of Avebury decided to cease operations and put the mine on care and maintenance due to low nickel prices.

Earnings from operations, earnings before income taxes, net earnings and cash flow from operations all decreased from 2007.  This was due primarily to impairments of its royalty interests in mineral properties of $6.9 million, an impairment of long-term investments of $833,000 and an impairment of other long-term assets of $839,000.  Also, there was a decrease in gross revenues from the Voisey’s Bay royalty due to a significant decrease in the realized nickel price from $16.63 per pound in 2007 to $9.93 per pound in 2008.

Earnings from operations were $2.4 million for the year ended December 31, 2008 compared to $19.1 million in 2007 and $4.3 million in 2006.  The decline was primarily the result of the impairments recorded during 2008 discussed above.  Also, the decline in earnings was a result of a decrease in revenues from the Voisey’s Bay royalty from $47.7 million in 2007 to $38.2 million in 2008 and an increase in amortization from $10.2 million in 2007 to $13.2 million in 2008 due to increased production during 2008.  The decrease in revenues was due to a lower realized nickel price from $16.63 per pound in 2007 to $9.93 per pound in 2008, partially offset by an increase in payable nickel production from 127.9 million pounds to 163.6 million pounds.  This decrease in Voisey’s Bay revenue was partially offset by an increase in revenue from gold-producing royalties and a decrease in royalty taxes.  Also, during the third quarter of 2008, the Company completed the acquisition of the producing Skyline thermal coal royalty and recorded $447,000 of revenue in 2008. Earnings before income taxes decreased to $4.2 million in 2008 from $9.7 million in 2007 and $2.6 million in 2006.  The decrease in 2008 was a result of the factors noted above, but was mitigated by a foreign currency gain of $5.1 million.  Decreases in Canadian Federal and Provincial income tax rates also resulted in non-recurring future tax recoveries of $7.0 million in 2007.

Quarterly revenues from royalty operations in 2008 and 2007 were as follows:

(in thousands of $)(unaudited)	2008
	Q1	Q2	Q3	Q4	Total
Voisey’s Bay	$9,598	$7,986	$12,937	$7,673	$38,194
Southern Cross	529	478	488	506	2,001
Skyline	-	-	123	324	447
Avebury	-	-	114	186	300
Williams	87	69	70	63	289
Gwalia Deeps	-	-	-	252	252
Meekatharra - Yaloginda	43	51	58	(6)	146
Other	26	26	1	37	90
	$10,283	$8,610	$13,791	$9,035	$41,719

	2007
	Q1	Q2	Q3	Q4	Total
Voisey’s Bay	$9,705	$12,727	$13,172	$12,056	$47,660
Southern Cross	370	365	457	541	1,733
Williams	102	89	84	85	360
Meekatharra - Yaloginda	-	-	-	26	26
Other	1	26	25	26	78
	$10,178	$13,207	$13,738	$12,734	$49,857

The significant decrease in royalty revenues in 2008 from 2007 contributed to the lower net earnings of $3.1 million, or $0.04 per share, compared to net earnings of $11.2 million, or $0.16 per share, in 2007.

The revenues from the Voisey’s Bay mine in 2008 and 2007 helped generate significant cash flows from operations of $26.5 million in 2007 and $18.0 million in 2008. The decrease in cash flow from operations from 2007 to 2008 primarily relates to the decrease in revenues discussed above and an income tax payment of $7.5 million during 2008.  There were no tax payments made in prior periods.

On October 9, 2008, the Company acquired three additional royalties on the Pinson gold project in Nevada, United States. The Company paid $2.8 million in cash for a 16.842% share of the variable (0.5% to 5.0%) NSR Rayrock royalty and a 40% share of the Cordilleran 3.0% and 5.0% NSR royalties (“Cordex”).  With this purchase, the Company owns 97.9% of the Rayrock royalty and 100% of the Cordex royalties, the two largest royalties covering the currently known Pinson resource.

On September 11, 2008, the Company acquired an overriding royalty interest on the Skyline Coal Mine located in Utah, United States. The acquisition cost as of the June 1, 2008 effective date of the transaction was $2.6 million; royalty revenues received and receivable totaling $341,192 from June 1, 2008 through September 11, 2008 were treated as a reduction to the purchase price.  The royalty acquired represents a 77.424% interest in the underlying 1.825% overriding royalty, providing an effective 1.413% royalty to the Company.

On September 4, 2008, the Company entered into a definitive purchase and sale agreement to acquire four mineral royalties from Atna Resources Ltd. (“Atna”) for $20.0 million in cash. The portfolio includes a net smelter return (“NSR”) interest in all precious metals produced from the development-stage Wolverine massive sulphide project in the Yukon.  The Wolverine royalty is a sliding-scale, net smelter return on all silver and gold production.  The royalty rate is a step function based on the price of silver. At silver prices below $5.00 per ounce, there is no royalty payment; at silver prices between $5.00 and $7.50 per ounce, the rate is 3.778%; and at prices above $7.50 per ounce, the rate is 9.445%.

The portfolio also includes 1) a 3.0% NSR royalty on the feasibility-stage McDonald-Keep Cool epithermal gold deposit in Montana, United States (the royalty applies to the exploration lands surrounding the current McDonald deposit as well as approximately two-thirds of the entire Keep Cool deposit); 2) a 0.4% NSR royalty on the exploration-stage Minera Hispaniola copper and gold project in the Dominican Republic; and 3) a 2.5% NSR royalty on the exploration-stage Mina Cancha precious metals project in Argentina.

In April 2007, the Company agreed to acquire from private parties a royalty on the Belcourt metallurgical coal projects located in northeastern British Columbia.  The acquisition closed in January 2008 for cash consideration of $500,000.  The Belcourt royalty is a 0.103% interest in the Belcourt property, which is a pre-feasibility stage metallurgical coal project.  In addition, the Company has agreed to make an additional $0.8 million payment within 10 days of the announcement of a construction decision on the Belcourt property.

Royalty revenue and operations

During 2007, Voisey’s Bay transitioned from a start-up operation to full production, resulting in a significant increase in paid production for the years ended December 31, 2008 and 2007 versus 2006.  The higher production, combined with record high nickel prices during 2007 resulted in an increase in revenues from Voisey’s Bay of 250%, from $19.1 million in 2006 to $47.6 million during 2007.  During 2008, the high production from Voisey’s Bay was offset by declining nickel prices resulting in a decrease in revenues from Voisey’s Bay of 20% to $38.2 million.

Gold revenues increased in 2008 to $2.7 million from $2.1 million in 2007 due to the increased production from Southern Cross, the commissioning of operations for Meekatharra in December 2007 and the new production from Gwalia Deeps in 2008.  This is a trend that the Company expects to continue into 2009 and future years, with the increased production from Gwalia Deeps and expected addition of revenues from Belahouro in 2009, and Pascua in 2012.  However, as of December 31, 2008, Meekatharra has ceased operations until further notice.  Management will continue to monitor the public information available related to Meekatharra and its operator, Mercator Gold.

Production and revenue (unaudited)
			Production (1)			Revenue (in thousands of $)
Mine	Commodity	Royalty	2008	2007	2006	2008	2007	2006
Voisey’s Bay						38,194	47,660	19,061
	Nickel	2.7% NSR	163,624	127,918	67,073
	Copper	2.7% NSR	145,410	89,504	53,362
	Cobalt	2.7% NSR	7,205	5,521	2,504
Southern Cross (2)	Gold	1.5% NSR	152	166	95	2,001	1,733	870
Skyline	Thermal Coal	1.413	1,093	-	-	447	-	-
Avebury	Nickel	2.0% NSR	1,291	-	-	300	-	-
Williams	Gold	0.25% NSR	131	209	253	$289	$360	$386
Gwalia Deeps	Gold	1.5% NSR	20	-	-	252	-	-
Meekatharra	Gold	0.045% NSR	39	7	-	146	26	-

(1)

Gold is in thousands of ounces; thermal coal is in thousands of tonnes; nickel, copper and cobalt are in thousands of contained pounds in concentrate.  Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period. Production reports are received from the operator of the properties.

(2)

The 2006 amounts are for the period from June 12, 2006 to December 31, 2006.

Average metal prices received (1) (unaudited)
	2008	2007	2006
Gold, per ounce	$869	$696	$611
Nickel, per pound (2)	$9.93	$16.63	$11.62
Copper, per pound (2)	$2.47	$3.38	$3.25
Cobalt, per pound (2)	$34.59	$28.10	$15.32

(1)

Based on production and revenue reports generated by the operators of the properties.

(2)

Before transportation, smelting and refining costs.

Royalty revenues decreased in 2008 to $41.7 million from $49.9 million in 2007.  The decrease was a direct result of a decrease in the nickel price realized during 2008, partially offset by an increase in production.  Nickel prices decreased 40.2% from a 2007 average of $16.63 per pound to $9.93 per pound during 2008.  Payable production of nickel in concentrate increased 27.9% to 163.6 million pounds during 2008 from 127.9 million pounds in 2007.  Payable production of copper in concentrate increased 62.5% to 145.4 million pounds during 2008 from 89.5 million pounds in 2007.  In addition to the Voisey’s Bay revenue, the Company recognized an increase in royalty revenue on the Southern Cross gold mine to $2.0 million in 2008 compared to $1.7 million in 2007.  The Company recognized royalty revenue on the Meekatharra gold mine of $146,000 in 2008 compared to $26,000 in 2007.  During the third quarter of 2008, the Company completed the acquisition of the producing Skyline thermal coal royalty which generated $447,000 of royalty revenue in 2008.  Also during the third quarter of 2008, production began at the Avebury nickel mine and the Company recorded royalty revenue of $300,000 in 2008. During the fourth quarter of 2008, production began at the Gwalia Deeps gold mine which generated royalty revenue of $252,000 in 2008.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying property.  Amortization on mineral properties increased from $6.0 million in 2006 and $11.0 million in 2007 to $14.7 million during 2008.  The increases are directly attributable to the increases in production at Voisey’s Bay mine, the acquisition of the Skyline thermal coal royalty in 2008 and the newly commissioned Gwalia Deeps and Avebury mines.

All proceeds from the Voisey’s Bay royalty are subject to the Newfoundland and Labrador Mining and Mineral Rights Tax of 20% and therefore taxes will increase or decrease proportionately with revenues from Voisey’s Bay.  The Mining and Mineral Rights Tax was $7.7 million in 2008 compared to $9.5 million in 2007.

Costs and expenses

General and administrative expenses were $6,700,000 in 2008, compared to $6,325,000 in 2007 and $5,360,000 in 2006, which included stock-based compensation charges of $1,371,000 in 2008, $1,355,000 in 2007 and $960,000 in 2006.  After deducting these non-cash charges general and administrative costs were $5,329,000, $4,970,000 and $4,400,000 in 2008, 2007 and 2006 respectively.  Salary costs increased by $187,000 in 2008 to $1,499,000, primarily as a result of the addition of one new employee during 2008, salary increases and an increase in bonuses to officers and employees of $449,000 in 2008 compared to $427,000 in 2007.  Professional fees decreased by $169,000 in 2008 to $1,268,000.  The decrease was due to the Company completing fewer acquisitions in 2008 versus 2007 offset by an increase in shareholder and investor relations costs.

Business development expenses were $1,739,000 during 2008 compared to $2,585,000 in 2007 and $534,000 in 2006.  During the fourth quarter of 2007, the Company incurred $1,713,000 in non-recurring costs related to the pursuit of a business development opportunity.  The remaining increase was primarily due to an increase in professional fees related to potential acquisitions.  Also, salary costs increased due to salary increases and bonuses.

Interest expense was $3,155,000 for the year ended December 31, 2008 as compared to $3,750,000 in 2007 and $2,338,000 in 2006.  Details of these amounts are as follows:

		Year ended
(in thousands of US$)		December 31,
	2008	2007	2006

Accretion of debenture discount and financing charges	$1,100	$984	$880
Interest on Debentures	1,616	1,538	1,458
Interest on the Revolving Facility	46	267	-
Commitment and standby fees on the Revolving Facility	393	961	-

	$3,155	$3,750	$2,338

Impairment of royalty interests in mineral properties was $6,909,000 for the year ended December 31, 2008 compared to $2,142,000 in 2007 and $358,000 in 2006.  The Company impaired royalties on five diamond exploration properties in Canada (Aviat Pipe Two, Dirty Shovel, Melville Regional, Quilliq and Fury Scarpa and Gem) totaling $813,000 due to the expiration of exploration permits at the end of statutory time limits.  The Company also recorded a partial impairment of the Avebury nickel project in Western Australia of $6.1 million after evaluating the new reserve report provided by the operator, the operator’s decision to suspend operations and put the mine on care and maintenance due to declining nickel prices and certain other financial indicators regarding the operator’s financial condition.  Upon completion of a net present value of future cash flows analysis, based upon the new reserve report, a range of nickel prices and a range of discounts rates from 6.0% to 10.0%, it was determined that the value of the investment in Avebury was $6.0 million.  Significant changes in the underlying assumptions in management’s cash flow analysis could have a material impact on the Company.

Impairment of other long-term assets was $839,000 for the year ended December 31, 2008.  There were no impairments of other long-term assets in 2007.  The impairment in 2008 relates to certain advances to a potential investment which were collateralized and secured by a former director of IRC. The advances matured during 2008 and IRC is currently pursuing collection of the advances.

Impairment of investments was $833,000 for the year ended December 31, 2008.  There were no impairments of other long-term assets in 2007.  The impairment in 2008 relates to the decline in market value of the stock of New Horizon Uranium Corporation (“NHU”).  On December 31, 2008, the Company determined that the decline in fair market value of the investment in NHU was permanent and the accumulated other comprehensive loss of $833,000 was recognized as an impairment of investments in the consolidated statement of operations.

The Company also had a foreign currency gain of $5,053,000 in 2008 compared to foreign currency loss of $6,206,000 in 2007 and a gain of $351,000 in 2006.  The large gain in 2008 is due to the weakening of the Canadian dollar which positively impacted the Company’s Canadian dollar denominated Debentures.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash flow provided by operating activities was $22,388,000 in 2008 compared to $23,025,000 in 2007.  The decrease in 2008 is attributable to the changes in revenue and production as noted above partially offset by a decrease in future income tax. The decrease from 2007 to 2008 was also due to an income tax payment of $7,426,000 million during 2008.  There were no tax payments made in prior periods.

The Company receives its royalty payment on the Voisey’s Bay mine from Vale Inco net of the 20% mineral rights tax of Newfoundland and Labrador (“Mineral Rights Tax”).  Since the Company is ultimately obligated to pay this tax, the revenues received are reported gross, before the Mineral Rights Tax.

Investing Activities

During the year ended December 31, 2008, the Company acquired three separate royalty portfolios for a total cash consideration of $25.3 million, including acquisition costs. Also, the Company completed the acquisition of five of its royalties from the acquisition of the Rio Tinto portfolio (Avebury, Bell Creek, Melba Flats, Merlin and Westmoreland) for total consideration of $17.1 million in cash, including transaction costs.  These royalties were included in other assets at December 31, 2007, as the consideration was paid in 2007, but the agreement was not completed until 2008.  Additionally, the Company completed the acquisition of one other royalty during 2008 for cash consideration of $516,000 which was also included in other assets at December 31, 2007.  Additional legal fees totalling $119,000 were capitalized on other royalty acquisitions that closed at the end of 2007.  These acquisitions were funded from existing cash reserves and from access to its Revolving Credit Facility (see “Cash Resources and Liquidity” below).

For the year ended December 31, 2008, the Company provided advances to CFT Capital Limited, an unrelated third party, totaling $1,547,000 and deferred an additional $666,000 of transaction costs related to a potential acquisition.  The total amounts advanced and deferred are included in other assets as of December 31, 2008.

Financing Activities

As of December 31, 2008, the Company had net borrowings of $3.0 million on the revolving credit facility. The Company also received $14,000 in cash proceeds from the exercise of stock options. The Company paid dividends totalling $2,747,000 in 2008.

Cash Resources and Liquidity

The Company had a cash position of $3.4 million and $12.7 million as of December 31, 2008 and 2007, respectively.  The Company had a working capital deficit of $2.2 million at December 31, 2008 compared to working capital of $7.6 million at December 31, 2007.  The decrease in working capital is due to lower cash balances and lower royalty receivables due to the decrease in commodity prices discussed above and the Company acquiring approximately $25.3 million of new royalty interests during the last four months of 2008.  The Company believes that the producing royalties in 2008 and the royalties expected to begin production in 2009 will be sufficient to cover the Company’s cash requirements for the next twelve months.

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favor of the Company in the amount of up to $20.0 million and subsequently increased it to $40.0 million effective May 17, 2007.  The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth.  Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility.  IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.  At December 31, 2008 and 2007, the Company was in compliance with all loan requirements

On February 12, 2007 (the “Closing Date”), the Company completed an offering of 8,334,000 units of the Company at a price of CA$5.40 per unit. Each unit was comprised of one common share and one-half of one common share purchase warrant of the Company, with each whole warrant entitling the holder thereof to acquire a further common share (each, a “Warrant Share”) at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the warrants was subject to acceleration if the common shares had a closing price at or above CA$8.50 for 20 consecutive trading days. Net proceeds to the Company, after agents’ commission and expenses of the offering were CA$42,118,000, or $35,659,000.  During 2007, 751,630 of these warrants were exercised for total proceeds of CA$4,886,000 ($4,710,000).  During 2008, the remaining 3,415,370 warrants expired unexercised.

On November 5, 2007, the Company completed an offering of 10,400,000 common shares of the Company (including an underwriter over-allotment of 400,000 common shares) at a price of CA$6.30 per share.  Net proceeds to the Company, after agent’s commissions and estimated expenses of the offering were CA$61,664,000 ($66,017,000).

The Company’s near-term cash requirements are limited to general and administrative, business development and interest expenses.  As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures on royalty interests in mineral properties.  Royalty acquisitions are discretionary in nature and will be consummated through the use of cash and cash equivalents, as available, debt, or through the issuance of common shares.

The Company believes that its current cash position, together with cash from operations will be sufficient to cover the cost of general and administrative, business development and interest expenses into the foreseeable future.

The Company’s contractual obligations for future principal payments for the Senior Secured Debentures and the Revolving Credit Facility are summarized below.  Interest payments are CA$1,650,000 annually.

	Debenture
($ in thousands )	Principal
Year	Obligations
2009	$-
2010	3,000
2011	24,549	(1)
2012	-
2013	-
Total	$27,549

(1)

The obligation is denominated in CA$.  All amounts were converted to US$ equivalents using an exchange rate of CA$1.00 to US$0.8183.

On November 25, 2008, the Company entered into an agreement with a bank to fix the exchange rate to repay the principal balance of the Senior Secured Debentures at CA$1.00 to US$0.834725, based on the settlement of February 22, 2011.  The fair value of the derivative as of December 31, 2008 is $493,000.  The foreign currency contract liability is a derivative and thus, has been classified as “held-for-trading” and was recorded at fair value on the date of acquisition and then marked-to-market at the balance sheet date.  The change in fair value of the foreign currency contract liability has been recognized as an unrealized lose on fair market value of foreign currency contract on the consolidated statements of operations.

The Company has agreed to certain contingent payments in conjunction with several royalty acquisitions.  These include a $4.0 million and $6.4 million payment if the price of gold exceeds $550 per ounce and $600 per ounce, respectively, for any six month period during the first 36 months of commercial production at the Pascua Lama project.  The Company has also agreed to a $0.8 million payment to the seller of the Belcourt royalty within 10 days of the announcement of a construction decision and, if the Las Cruces deposit is shown to contain a suspected deep primary sulphide resource, the Company will make a contingency payment to Rio Tinto of $0.005 for each pound of identified recoverable copper in the sulphide reserve at the commencement of production. None of these contingency payments are considered likely or determinable as of December 31, 2008.

Financial Position

On November 13, 2008, the Company issued 500,000 stock options to its officers and employees.  The stock options were at an exercise price of CA$1.50 per share and vest over three years from the time of issuance.

On November 13, 2007, the Company issued 562,000 stock options to its directors, officers and employees.  The stock options were at an exercise price of CA$5.81 per share and vest over three years from the time of issuance.

QUARTERLY INFORMATION

Loss from operations for the quarter ended December 31, 2008 was $5.6 million, or $0.07 per share, compared to earnings from operations of $5.3 million, or $0.04 per share, for the quarter ended December 31, 2007.  Net loss for the quarter ended December 31, 2008 was $662,000, or $0.01 per share, compared to net earnings of $5.3 million, or $0.07 per share, for the quarter ended December 31, 2007.  The decreases from 2007 to 2008 were due primarily to the recording of an impairment of its Avebury royalty interests of $6.1 million and an impairment of one of its long-term investments of $833,000 in 2008 compared to $724,000 of royalty impairment in 2007.  Royalty revenues were $9.0 million in the fourth quarter of 2008 compared to $12.7 million in the fourth quarter of 2007.  The decrease was primarily due to the decrease in the commodity prices throughout 2008 offset by revenue from the newly acquired Skyline royalty and the newly commissioned Gwalia Deeps and Avebury properties.

Cash flow generated from operating activities was $12.2 million during the fourth quarter of 2008 compared to $8.3 million in the same quarter in 2007.

Amortization on mineral properties increased from $3,258,000 in the quarter ended December 31, 2007 to $4,395,000 during the same quarter in 2008, attributable primarily to higher production from the Voisey’s Bay mine, the 2008 acquisition of the Skyline royalty and the newly commissioned Gwalia Deeps and Avebury properties.  Royalty taxes were $1.5 million in 2008 compared to $2.4 million in 2007, also as a result of the lower revenues from Voisey’s Bay.

General and administrative expenses were $1,575,000 during the quarter ended December 31, 2008, compared to $1,667,000 in the quarter ended December 31, 2007.  Salaries and benefits increased by $12,000 to $504,000 due to salary increases and bonuses.  Stock-based compensation decreased to $275,000 during the fourth quarter of 2008 compared to $335,000 in 2007.  Legal, accounting and other professional fees decreased approximately $85,000 due to the Company completing fewer acquisitions in 2008 versus 2007 offset by an increase in accounting fees and shareholder and investor relations costs.

The following table provides selected financial data derived from the Company’s eight most recently completed quarters.

($ in thousands, except per	2008				2007
share data)(unaudited)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Statement of Operations
Royalty revenues	$9,035	$13,791	$8,610	$10,283	$12,734	$13,738	$13,207	$10,178
Earnings (loss) from operations	(5,602)	2,966	2,198	2,800	2,973	5,509	6,611	4,033
Net earnings (loss)	(662)	460	927	2,411	5,275	1,413	2,380	2,165
Basic earnings (loss) from operations per share	(0.07)	0.04	0.03	0.04	0.04	0.08	0.10	0.06
Diluted earnings (loss) from operations per share	(0.07)	0.04	0.03	0.04	0.04	0.08	0.09	0.06
Basic net earnings (loss) per share	(0.01)	0.01	0.01	0.03	0.07	0.02	0.04	0.03
Diluted net earnings (loss) per share	(0.01)	0.01	0.01	0.03	0.07	0.02	0.03	0.03

The significant decrease in the fourth quarter of 2008 was due primarily to the recording of an impairment of its Avebury royalty interests of $6.1 million and an impairment of one of its long-term investments of $833,000.  Paid production from Voisey’s Bay was higher during 2008 than in previous quarters, but nickel prices have declined from a high of $24.69 per pound in 2007 to low of $4.08 per pound in 2008.  Thus, the Company realized declining revenues throughout 2008 and higher amortization due to the increased production. The benefit of the increased production was partially offset during 2008 by an increase in the mineral tax as reported by the operator of the mine, Vale Inco.  The increasing royalty revenues during 2007 were primarily a result of the ramp-up of production at the Voisey’s Bay mine, as well as royalty revenue from the Southern Cross royalty, acquired in September 2006.  Increasing metal prices were also a contributing factor in the improved revenue figures during 2007.  Finally, due to the seasonal nature of shipments from the Voisey’s Bay mine, there are only four nickel concentrate shipments and no copper concentrate shipments during the period between December 7 and May 21, resulting in much higher shipments during the summer and fall months.  The result is reduced royalty revenues from copper shipments in the second quarter of each year and increased expected royalty revenues in the second half of the year.  In 2008, the increase in concentrate shipments was offset by the decrease in nickel and copper prices, thus, providing lower revenues in the fourth quarter of 2008 compared to previous quarters.  The Company also recorded royalty revenues from its Southern Cross, Skyline, Avebury, Gwalia Deeps and Meekatharra properties.

During 2007 and 2008, the Company’s significant revenues from the Voisey’s Bay royalty were the primary factor resulting in net earnings for those periods.  Net earnings in the second quarter of 2007 were also positively impacted by $849,000 in revenue recorded upon the receipt of 2,150,000 shares of New Horizon Uranium Corporation.  Net earnings of the Company were positively impacted by foreign currency gains of $4,994,000 for the quarter ended December 31, 2008, negatively impacted by foreign currency losses of $904,000 for the quarter ended September 30, 2008, negatively impacted by foreign currency losses of $117,000 for the quarter ended June 30, 2008, positively impacted by foreign currency gains of $1.1 million for the quarter ended March 31, 2008, and negatively impacted by foreign currency losses of $1.9 million in each of the second and third quarters of 2007 and $2.6 million in the fourth quarter of 2007.

OUTLOOK

In January 2009, Vale Inco reached a new operating agreement with the Government of Newfoundland and Labrador which included limiting shipments of nickel in concentrate to an average of 55,000 tonnes per year through 2013.  Despite the decrease in expected production levels from 2008, this will be more in line with the original mining plan of 2004.  There are no limits on copper and cobalt concentrates.  Actual shipments of nickel in concentrate totalled 74,219 tonnes in 2008; 58,023 tonnes in 2007; and 30,424 tonnes in 2006.  Management will continue to monitor the impact that this decrease in production will have on the Company’s consolidated financial results.

During 2008 and 2007, the Company committed over $150.0 million towards the expansion of its existing royalty and investment portfolio.  These investments include the following:

•

A 77.424% interest in the underlying 1.825% overriding royalty on the producing Skyline Coal Mine located in Utah, United States, providing an effective 1.413% royalty. Production from the Skyline Mine was 1,093,000 tonnes from the date of acquisition of September 1, 2008 and the Company reported $447,000 of royalty revenue for 2008. The estimated remaining mine life is approximately 3 years as of December 31, 2008.

•

A 1.5% NSR royalty on Inmet Mining Corporation’s (“Inmet”) Las Cruces copper project in Spain.  Inmet is currently completing construction of the mine with first cathode production expected in April 2009, with a projected annual average production rate over 15 years of 142 million pounds of copper.  Inmet reports that the open-pit mine has Proven and Probable Reserves of 17.6 million tonnes grading 6.2% copper (2.4 billion pounds).

•

A 32.1% interest in the Pascua royalty purchased from a Chilean family.  The Pascua royalty is a sliding-scale royalty on the Pascua-Lama gold project which straddles the Chile-Argentina border, operated by Barrick Gold Corporation (“Barrick”).  The total cost of the acquisitions was $56.5 million in cash and transaction costs.  The acquired royalties apply to the gold and copper produced from the Pascua, i.e., the Chilean side, of the Pascua-Lama project. IRC’s share of the royalty is a linear sliding-scale NSR royalty ranging from 0.4725% at a gold price of $300 or per ounce to 3.15% at a gold price of $800 per ounce.  Barrick, pending certain permits, has stated that they expect to begin production in 2012 at an annual rate of 750,000 to 775,000 ounces per year.

•

An effective 0.28% to 2.79% net smelter return (“NSR”) royalty on the Pinson gold project (“Pinson”) located in Nevada.  Barrick has earned a 70% interest in Pinson by completing feasibility studies at a cost of US$30 million.  This acquisition further increases IRC’s holdings in the Pinson district of Nevada.  Over the past three years, IRC has made three other purchases on the Pinson trend and has established itself as the largest owner of Pinson royalty interests, covering approximately 80% of the known high-grade gold resources.  With the recent additions to the Pinson royalty, IRC’s interests on the known Pinson resources provide the Company with a higher total royalty rate (up to 5.80%) and additional exposure to 14 square miles of regional exploration potential in the Pinson district.

In addition to these acquisitions, several of the Company’s existing royalties have recently, or will soon begin production.  St Barbara Limited, operating in Western Australia, started production at its Gwalia Deeps underground project in the fourth quarter of 2008 at an initial annual rate of 100,000 ounces per year of gold and ramping up to 200,000 ounces per year within 18 months.  The Company holds a 1.5% net smelter returns royalty on Gwalia Deeps.  Production at the Gwalia Deeps project for 2008 totalled 20,000 ounces.

In the second quarter of 2009, production is expected to begin at Wega Mining’s Inata gold project (Belahouro) in Burkina Faso, West Africa on which the Company holds a 2.5% net smelter returns royalty.

In the fourth quarter of 2007, Mercator Gold Plc (“Mercator”) began gold production at its Meekatharra operations in Western Australia at an expected initial rate of 120,000 ounces per year.  Production began in the Yaloginda project area, where the Company owns a 0.45% net smelter returns royalty and was expected to expand into the Paddy’s Flat project area in 2009, with a royalty rate of 1.5%.  Production in the Yaloginda project area for 2008 totalled 39,000 ounces.  In October 2008, Mercator was placed in voluntary administration; however, Mercator is currently under a Deed of Arrangement with a potential purchaser of the assets.  If sold, the mine will remain subject to IRC’s royalty.

In the third quarter of 2008, OZ Minerals Ltd. began production at its Avebury nickel project in Tasmania, Australia. The first sales occurred in August 2008 and IRC recorded its first royalty payment in the third quarter of 2008. The underground mine will process high-grade sulphide ores from Measured Resources of 0.46 million tonnes grading 1.15% nickel, Indicated Resources of 5.6 million tonnes grading 1.16% nickel and Inferred Resources of 5.8 million tonnes grading 1.05% nickel, at a 0.7% nickel cutoff grade.  On December 19, 2008, OZ Minerals announced that it has put the Avebury nickel mine on care and maintenance until further notice due to current market conditions and the low nickel prices.  As of December 31, 2008, the Company updated its calculation of the net present value of future cash flows based upon the new reserve report using a range of nickel prices based upon analyst’s projections and an estimate of when the operator will resume operations.  Using a range of discount rates from 6.0% to 10.0%, it was determined that the value of the investment in Avebury was $6.0 million.

These additional producing royalties will not only increase the Company’s revenues, but also give it a more diversified producing portfolio in terms of the quantity of royalties, commodities, and geographically.  This in turn should produce a more stable and predictable revenue stream in future years.

Because the Company acquired the shares of Archean instead of a direct interest in the Voisey’s Bay Royalty, the Company has no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company’s current tax liability.

The Company’s debentures are denominated in Canadian dollars.  In order to offset the foreign currency risk associated therewith, the Company entered into an agreement with a bank to fix the exchange rate on the Senior Secured Debentures at CA$1.00 to US$0.834725.

All excess cash is invested in short-term, interest bearing securities until it can be utilized for the acquisition of other royalty interests.  The interest income from those investments will be offset by interest expense on the debentures.

Related Party Transactions

Effective January 31, 2008, an officer and director of the Company (the “Officer”) resigned his employment and stepped down from the Board of Directors in order to pursue other business opportunities.  The Officer was retained as a consultant to the Company through 2008.  As part of his resignation agreement, the officer has guaranteed the repayment of a promissory note from South American Metals.  In September 2008, the Company determined collection of the note receivable from South American Metals was uncertain and elected to provide for impairment of its investment of $839,000. ($810,000 at December 31, 2007).  The Company is currently pursuing and evaluating its collection options.

There were no amounts due from or to related parties at December 31, 2008 and 2007.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs, upon which the Company relies, are subject to significant risks and uncertainties.  These estimates affect amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties.  The estimated fair values of stock options and warrants require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options and warrants.  Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on development, feasibility and exploration stage mineral properties are not amortized. At such time as the associated mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in feasibility and exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest, such as updated drilling results, operator decisions to cease further expenditures or the expiration of claims, licenses or permits.  The recoverability is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available public information on estimates of proven and probable reserves or other available information.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Measurement Uncertainty

As of December 31, 2008, the market price for nickel and copper in concentrates, the primary commodities generated from the Voisey’s Bay mine, the Company’s largest royalty interest, had decreased significantly from 2007.  This decrease in realized nickel and copper prices prompted the Company to evaluate its investment in Voisey’s Bay.  The Company updated its calculation of the future cash flows using a variety of nickel prices ranging from $3.50 per pound ($1.00 below the current nickel price at December 31, 2008) to $7.15 per pound (our assessment of analysts median long-term estimate for nickel prices).  The Company’s cash flow analysis considered public information on proven and probable reserves as well as resources relating to the Voisey’s Bay property.  In all scenarios, the net present value of the future cash flows was greater than the net book value of the Company’s investment in Voisey’s Bay as of December 31, 2008.

The Company also recorded a partial impairment of the Avebury nickel project in Western Australia of $6.1 million after evaluating a new reserve report provided by the operator indicating lower reserves and resources, the operator’s decision to suspend operations and put the mine on care and maintenance due to declining nickel prices and certain other financial indicators regarding the operator’s financial condition.  As of December 31, 2008, the Company updated its calculation of the net present value of future cash flows based upon the new reserve report using a range of nickel prices from $3.50 per pound ($1.00 below the current nickel price at December 31, 2008) to $7.15 per pound (our assessment of analysts median long-term estimate for nickel prices).  Considering a range of discounts rate from 6.0% to 10.0%, it was determined that the value of the investment in Avebury was $6.0 million.  Significant changes in the underlying assumptions in management’s cash flow analysis could have a material impact on the Company.

As of December 31, 2008, the Company evaluated its investment in Meekatharra – Yaloginda due to the operator of the mine, Mercator Gold Plc (“Mercator”), being placed in voluntary administration during the fourth quarter of 2008.  Mercator is currently operating under a Deed of Arrangement.  The Company updated its future cash flows analysis considering all public information available and has determined no impairment is necessary as of December 31, 2008.

As of December 31, 2008, the market price and demand for frac sand and other products had decreased significantly during 2008.  This decrease prompted the Company to assess an impairment analysis on its investment in Legacy.  Due to the lack of a quoted market price, the Company updated its calculation of the net present value of the future cash flows based on discussions with management of Genoa and using a variety of commodity prices (from $60.00 per tonne to $90.00 per tonne), production rates and discount rates (from 6.0% to 12.0%).  In its cash flow model, the Company assumed that the projected production rates would allow Genoa to refinance its current debt to a lower interest rate upon maturity in 2012. In all scenarios, the net present value of the future cash flows was greater than the net book value of the Company’s investment in Genoa as of December 31, 2008.  Changes in the underlying assumptions could be material to the Company.

On December 31, 2008, the Company determined that the decline in fair market value of its investment in New Horizon Uranium was other than temporary and the accumulated other comprehensive loss of $833,000 was recognized as an impairment of investments in the consolidated statement of operations. Future changes to the fair market value of the Company’s investment in NHU will be recorded as other comprehensive income, net of taxes, unless the decline is determined to be other than temporary.

Financial Instruments

Effective January 1, 2007, the Company adopted CICA Section 3855 - Financial Instruments - Recognition and Measurement.  Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

The adoption of Section 3855 had an impact on the January 1, 2007 balance sheet of the Company.  Financing charges related to the Senior Secured Debentures (the “Debentures”) of $1,257,000 (net of amortization) at December 31, 2006 previously were reported as other assets on the balance sheet and were being amortized to interest expense using the effective interest rate method.  Upon adoption of Section 3855, the Company’s new policy regarding these finance charges is to record these charges as a reduction of the carrying value of the Debentures, which are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.  The adjustment was reported as a reduction of the opening balances in other assets and Senior Secured Debentures as of January 1, 2007.

Derivative financial instruments

Derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates.  The Company’s policy is not to utilize derivative instruments for speculative purposes.  The Company may choose to designate derivative instruments as hedges.  No hedge accounting has been applied by the Company to date.

All derivative instruments are recorded on the balance sheet at fair value.  Freestanding derivative instruments are classified as held-for-trading financial instruments.  Gains and losses on these instruments are recorded in other expenses in the consolidated statements of earnings in the period they occur.

Fair value of the derivatives is based on quoted market prices where available. The fair values of forward contracts are based on forward market prices.  If a forward price is not available for a forward contract, a forward price is estimated using an existing forward price adjusted for quality or location.

Stock options

The Company determines the fair value of stock option awards to employees using the Black-Scholes model, and these amounts are recognized as an expense over the vesting period of the related options.

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Changes in accounting pronouncements

Effective January 1, 2008, the Company adopted CICA Section 3862, Financial Instruments – Disclosures, Section 3863, Financial Instruments – Presentation, and Section 1535, Capital Disclosures. Section 3862 requires an increased emphasis on disclosing the nature and the extent of risk arising from financial instruments and how the Company manages those risks (Note 16).  Section 3863 established standards for presentation of financial instruments and non-financial derivatives.  Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosures and Presentation.  Section 1535 requires the Company to disclose information to enable users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital.  The adoption of these new standards has been incorporated into the Company’s financial presentation.

Effective January 1, 2008, the Company adopted CICA Section 1400 – General Standards of Financial Statement Presentation – The revision to this section provides additional guidance related to management’s assessment of the Company’s ability to continue as a going concern.  This revision is effective as of January 1, 2008.  The Company has completed an assessment and as a result has prepared its consolidated financial statements under the assumption that it will continue as a going concern.

Future changes in accounting pronouncements

The following new standards may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009, unless otherwise noted. The Company will adopt the requirements commencing in the interim period ended March 31, 2009:

Section 3064 – Goodwill and Intangible Assets – This section was issued in February 2008 and replaced CICA 3062, “Goodwill and Intangible Assets,” and Section 3450, “Research and Development”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  This section is effective as of January 1, 2009.  The Company does not expect that the adoption of this standard will have any impact on its financial statements.

Section 1582 – Business Combinations, Section 1601 - Consolidations and Section 1602 – Non-controlling Interests – These sections were issued in January 2009 and are harmonized with International Financial Reporting Standards. Section 1582 specifies a number of changes, including: an expanded definition of a business combination, a requirement to measure all business acquisition at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses.  Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity.  These new standards are effective for 2011.  Early adoption is permitted.  The Company does not expect that the adoption of this standard will have any impact on its financial statements.

International Financial Reporting Standards (“IFRS”) – On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011 with appropriate comparative data from the prior year.  Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that will need to be address by management.  The Company is currently in the process of developing a conversion implementation plan and is assessing the impacts of the conversion on its consolidated financial statements.

OUTSTANDING SHARE DATA

As of February 25, 2009, there were 78,480,356 common shares outstanding.  In addition there were 6,195,500 director and employee stock options with exercise prices ranging between CA$1.50 and CA$6.25 per share.  There are no outstanding warrants.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Board of Directors and the Audit Committee.  The Company’s chief executive officer (“CEO”) and chief financial officer (“CFO”) have evaluated the effectiveness of the design and operation of these disclosure controls and procedures for the period ending December 31, 2008.  Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to insure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules.

The CEO and CFO acknowledge responsibility for the design of internal controls over financial reporting (“ICFR”), and confirm that there were no changes in these controls that occurred during the most recent interim period ended December 31, 2008 which materially affected, or are reasonably likely to materially affect, the Company’s ICFR.  Based upon their evaluation of these controls for the year ended December 31, 2008, the CEO and CFO have concluded that these controls are operating effectively.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.  Decreases in mineral prices could cause an operator to evaluate whether it is cost effective to maintain its operations or to voluntarily shut down its operations until the commodity price rises to a certain level. This would decrease our royalty stream.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results.  There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty.  The Voisey’s Bay Royalty is very material to the Company’s ability to generate revenue.  Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay operation does not perform as expected.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized.  The ore actually recovered may differ from the estimated grades of the reserves and resources.  Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)

mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)

increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource ;

(c)

the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources ;

(d)

declines in the market prices of metals may render the mining of some or all of the reserves uneconomic ;

(e)

unexpected penalties may be imposed by smelters or refiners; and

(f)

the metallurgy may turn out differently than that anticipated ..